May 7, 2012

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara L. Ransom
Charles Lee
Catherine T. Brown
James Allegretto
Andrew Blume

Re:	Request for Acceleration of Effectiveness of WageWorks, Inc. Registration Statement on Form S-1 (File No. 333-173709) initially filed on April 25, 2011

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of WageWorks, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-173709) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective on May 9, 2012, at 4:05 p.m. Eastern Daylight Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement, we wish to advise that between April 26, 2012 and the date hereof 3,446 copies of the Preliminary Prospectus dated April 26, 2012 were distributed as follows: 1,061 to institutional investors; and 2,385 to prospective underwriters, prospective dealers and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

William Blair & Company, L.L.C.

By:	/s/ Arthur J. Simon
Name:	Arthur J. Simon
Title:	General Counsel

Stifel, Nicolaus & Company, Incorporated

By:	/s/ William L. McLeod Jr.
Name:	William L. McLeod Jr.
Title:	Senior Managing Director

Signature Page to Acceleration Request Letter